Exhibit 99.1

Acergy S.A. Notice of Meeting for

Extraordinary General Meeting of Shareholders

London, England – November 29, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) today published and distributed to eligible shareholders the Notice of Meeting and supporting materials for the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday December 20, 2010 at 12.00 p.m. local time at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg.

The Notice of EGM and supporting materials can be found on Acergy’s website: www.acergy-group.com/public/December2010EGM

The sole purpose of the Meeting is to appoint Mr. Bob Long as the ninth Director of the Board of Subsea 7 S.A.. At this Meeting there is no requirement for quorum and Mr. Long’s appointment will require a simple majority of the votes cast to be approved.

All shareholders of record as of November 23, 2010 are entitled to vote at this Meeting. The deadline for submission of votes for holders of American Depositary Shares is Thursday December 9, 2010 and for holders of Common Shares is Monday December 13, 2010.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to statements as to the calling of an extraordinary general meeting of shareholders, the date and purpose of this meeting and the date of publication of the notice of meeting to eligible shareholders on said record date. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.